Exhibit 99.1

Silence Therapeutics Announces Pricing of Underwritten Offering

LONDON, August 11, 2022 – Silence Therapeutics plc (Nasdaq: SLN) (“Silence”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced the pricing of an underwritten offering of 5,950,000 American Depositary Shares (“ADSs”), each representing three ordinary shares, at a price of $9.50 per ADS, for aggregate gross proceeds of approximately $56.5 million, before deducting underwriting discounts and commissions and other offering expenses. All of the ADSs are being offered by Silence. The offering is expected to close on or about August 16, 2022, subject to customary closing conditions. Silence intends to use the net proceeds of the offering, together with its existing cash and cash equivalents to fund the advancement of its clinical trials, including its Phase 2 trial of SLN360 in ASCVD and its Phase 1/2 trial of SLN124 in polycythemia vera (PV), as well as expansion of pipeline programs, working capital and general corporate purposes.

Morgan Stanley and William Blair are acting as joint book-running managers for the offering.

The ADSs are being offered by Silence pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2021 and declared effective on October 22, 2021 (File No. 333-260265). The offering was made only by means of prospectus that forms a part of the registration statement. A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A copy of the final prospectus supplement can be obtained, when available, from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649 or by email at prospectus@morganstanley.com; or from William Blair, Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address rare hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, the initiation or completion of the Company’s trials, the anticipated timing or outcomes of data reports from the Company’s trials, and the closing of the securities offering described herein and the use of proceeds therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’

‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s Annual Report on Form 20-F filed with the SEC on March 17, 2022, as such discussions may be supplemented by subsequent filings made with the SEC. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of various risks and uncertainties, including but not limited to satisfaction of customary closing conditions related to the offering, The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

Gem Hopkins, Head of IR and Corporate Communications

+1 (646) 637-3208

ir@silence-therapeutics.com